UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:

Rochdale Alternative Total Return Fund LLC

Address of principal business office:

570 Lexington Avenue
New York, New York 10022-6837

Telephone number (including area code):

(212) 702-3500

Name and address of agent for service of process:

Kurt Hawkesworth, Esq.
c/o Rochdale Investment Management LLC
570 Lexington Avenue
New York, New York 10022-6837

copies to:

Steven M. Giordano, Esq.
Bingham McCutchen LLP
One Federal Street
Boston, Massachusetts 02110

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:

Yes  [X]                                           No  [  ]

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SIGNATURE

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of New York and the State of New York on the 9th day of December, 2010.

ROCHDALE ALTERNATIVE TOTAL RETURN
FUND LLC

By: /s/ Garrett D’Alessandro
Garrett D’Alessandro
President

ATTEST:

/s/ Anthony Sozio
Anthony Sozio
Assistant Secretary